Exhibit 3.1

Section 2.1 of the Electro Scientific Industries, Inc. 2004 Bylaws, as Amended

“2.1 Number and Term. The number of directors of the Corporation shall be at least six and no more than eleven. The directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class (“Class I”) to expire at the 2004 annual meeting of shareholders, the term of office of the second class (“Class II”) to expire at the 2005 annual meeting of shareholders and the term of office of the third class (“Class III”) to expire at the 2006 annual meeting of shareholders. At each annual meeting of shareholders, directors elected to succeed those directors whose terms expire shall be elected to serve three-year terms and until their successors are elected and qualified, so that the term of one class of directors will expire each year. The number of directors may be increased or decreased from time to time by amendment to this Section 2.1, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. If the number of directors is changed pursuant to this Section 2.1, any newly created directorships, or any decrease in directorships, shall be so apportioned among the classes so as to make all classes as nearly equal as possible.”